CTDC Announces Company Presentation Presented at Merriman Curhan Ford’s Investor Summit 2008

China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin-film technology, advises that the presentation materials which were used at the Merriman Curhan Ford’s Investor Summit held on September 16, 2008, have been posted on the Company’s corporate website and can be accessed now through the following link http://www.chinactdc.com/english/Investor/kit.shtml. The presentation provides investment highlights and milestones indicative of the progress that the Company has achieved through the execution of their business plan.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information about CTDC, please visit our website at http://www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.